Press Release

April 25, 2006

E.ON receives antitrust approval for Endesa bid

E.ON today received antitrust approval from the European Commission for its €29.1 billion bid for Endesa, announced on February 21, 2006. The Commission has concluded that the transaction will have no negative effects on competition in European energy markets.

E.ON Chief Executive Wulf Bernotat said, “This approval is granted without any conditions. It represents one of the key steps in the takeover process and also furthers the EU’s vision to develop a pan European energy market."

Following E.ON’s in depth submission to Spain’s Comisión Nacional de Energia (CNE) on April 19, 2006, E.ON remains confident that all further regulatory requirements will be met to enable the takeover to proceed.

Media Contact E.ON AG, Corporate Communications
Dr. Peter Blau Josef Nelles	+49 (0)211 45 79 627 +49 (0)211 45 79 544
Spain		E.ON AG
Deva Comunicaciones Gonzalo Lacalle Juan Torres	+34 91 360 1720 +34 677 405 341 +34 666 582 837	E.ON Platz 1 D-40479 Düsseldorf For information please contact:
UK / International		Dr. Peter Blau Phone: +49-211-45 79-628 Fax: +49-211-45 79-629
Finsbury Group Edward Orlebar Rollo Head	+44 (0)20 7251 3801 +44 (0)7771 888 136 +44 (0)7768 994 987	Josef Nelles Phone: +49-211-45 79-544 Fax: +49-211-45 79-566
www.eon.com Presse@eon.com

Press Release E.ON AG, April 25, 2006	Page 2 of 2

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC's web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.